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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                    FORM 15

  Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports
      Under Sections 13 and 15(d) of the Securities Exchange Act of 1934

                       Commission File Number: 0-19910

                          CREATIVE BIOMOLECULES, INC.
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              (Exact Name of Registrant as Specified in Charter)

        45 South Street, Hopkinton, Massachusetts 01748 (508) 782-1100
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 (Address, including Zip Code, and Telephone Number, including Area Code, of
                   Registrant's Principal Executive Offices)

                    Common Stock, par value $.01 per share
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           (Title of Each Class of Securities Covered by this Form)

                                     None
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 (Titles of All Other Classes of Securities For Which a Duty to Filed Reports
                     Under Section 13(a) or 15(d) Remains)



      Please place an X in the box(es) to designate to appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

          Rule 12g-4(a)(1)(i)    [X]/*/         Rule 12h-3(b)(1)(i)        [X]
          Rule 12g-4(a)(1)(ii)   [_]            Rule 12h-3(b)(2)(i)        [_]
          Rule 12g-4(a)(2)(i)    [_]            Rule 12h-3(b)(2)(ii)       [_]
          Rule 12g-4(a)(2)(ii)   [_]            Rule 15d-6                 [_]
          Rule 12h-3(b)(1)(i)    [_]

       Approximate number of holders of record as of the certification or notice
date:      0

          Common Stock, par value $.01 per share:

       Pursuant to the requirements of the Securities Exchange Act of 1934, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.
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/*/  On July 31, 2000, Creative BioMolecules, Inc. was merged with and into
     Curis, Inc. upon the consummation of a certain merger agreement among Curis, Inc., Creative BioMolecules, Inc., Ontogeny, Inc. and Reprogenesis, Inc. Accordingly, and pursuant to the requirements of the Securities Exchange Act of 1934, as amended, and Rule 12g-4 thereunder, Curis, Inc., as successor issuer, has caused this Certification to be executed and filed by the undersigned duly authorized person on behalf of Creative Biomolecules, Inc.

                                         CURIS, INC.

Date: July 31, 2000                      By: /s/ Doros Platika
                                            ------------------------------
                                            Doros Platika, President and
                                            Chief Executive Officer